Exhibit 4.5

Interconnection Agreement between PT Telekomunikasi Indonesia (“Telkom”) and PT Indosat Tbk (“Indosat”) as stipulated in Cooperation Agreement in Interconnection between Indosat and Telkom on Interconnection between Telkom Fixed Network and Indosat Fixed Network No. 139/HK.810/DCI-A1000000/2007, No. 004/C00-CC0/LGL/2007 dated December 18 th, 2007, and its Amendments as stipulated in First Amendment No. 48/HK.820/DCI-A1000000/2008, No. 020/C00-CC0/LGL/2008 dated March 31st, 2008, and the Second Amendment No. 125/HK.820/DCI-A1000000/2009, No. 006/C00-C0A/LGL/2009 dated December 30th, 2009 (“Agreement”).

The Parties:

1.	Telkom; and

2.	Indosat

Scope of the Agreement:

The Parties agree to interconnect Telkom Fixed Network with Indosat Fixed Network, so that customers of each Party may make or receive interconnection including canalize interconnection in different types of telecommunication services and telecommunication network between the Parties.

Period of Agreement:

Based on the Second Amendment, this Agreement is extended until December 31st, 2011.

Rights and Obligations of the Parties:

Rights and obligations of Indosat:

1.	Conducting the interconnection billing process for interconnection settlement;

2.	Implement provisions in agreed billing mechanism and invoicing, associated with Telkom access / services by Indosat fixed subscriber or Indosat access / services by Telkom fixed subscriber;

3.	Receive payments from Telkom and pay Telkom for interconnection tariff and other expenses arising from this Agreement;

Limitation for the Parties:

Each party is prohibited to :

1.	Conduct or let the occurrence of fraud in the form of technical engineering, administrative engineering and/or any other fraud;

2.	Conduct technical interference that can jeopardize safety of people;

3.	Material breach to the Agreement;

Termination of Agreement:

The Parties agree to waive the application of Article 1266 of the Indonesian Civil Code so that a Party can unilaterally terminate the Agreement by providing a written notice not later than three (3) month before the date of termination intended.

Assignment of Agreement:

No party shall sell, assign or transfer this Agreement, in part or in whole, to any third party without written concern of the other party.

Governing Law:

The laws of Indonesia.

Dispute Settlement:

The Parties agree to amicably settle any dispute arising with relation to this Agreement and if the Parties fail to reach an amicable settlement within twenty (20) days, the dispute shall settle by Menkominfo, if Menkominfo fail to provide solution, then the dispute will be referred to BANI for settlement.